

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2011

<u>Via Facsimile</u>
Mr. Kenneth Cunningham
Chief Executive Officer
Miranda Gold Corp.
Unit 1 - 15782 Marine Drive
White Rock, British Columbia
V4B 1E6

> **Re: Miranda Gold Corp.**
> **Form 20-F for the fiscal year ended August 31, 2010**
> **Filed December 16, 2010**
> **Response Letter Dated February 28, 2011**
> **File No. 000-27760**

Dear Mr. Cunningham:

We have reviewed your response letter dated February 28, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended August 31, 2010</u>

1.   Please submit a draft amendment to your annual report on Form 20-F with your next reply, showing all revisions that you agreed to make in response to earlier comments and those necessary to resolve the issues raised in the additional comments in this letter.

2.   We note your response to prior comment 8, identifying language in your Form 20-F acknowledging the general impermissibility of disclosing information in your filing about properties which you have no right to explore or mine. We do not believe that including this language obviates our position or accommodates the disclosure you have made about properties other than your own. We reissue prior comment 8.

3.   We have read the information provided in your response to prior comment 10, regarding your QA/QC protocols. Please confirm that you will include this disclosure in your filing and tell us the specific location in which this will appear.

4.   We note your response to prior comment 12 pertaining to the historical information about mineralization on your properties. Please identify the particular page numbers where your historical references will be cited and disclosed in your filing.

You may contact Jenifer Gallagher at (202) 551-3706, Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/ Karl Hiller *for*

H. Roger Schwall
Assistant Director